LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

February 1, 2007

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 4561
Attn: Barbara C. Jacobs, Assistant Director

RE:	Digital Learning Management Corp. Information Statement on Schedule 14C Filed January 4, 2007 Our File No.: 0-26293 Your File No.: 0-25375 Your letter to Craig Nagasugi, CEO dated January 19, 2007

Dear Ms. Jacobs:

In response to your comment letter dated January 19, 2007 (the “Comment Letter”), we are electronically filing herewith on behalf of Digital Learning Management Corporation (the “Registrant”) an amendment to the above-referenced Information Statement. Please note that the file number referenced in the Letter (0-25375) does not seem to apply to this matter. Please clarify.

Our numbered responses below correspond to the numbered comments set forth in the Comment Letter:

1.    As set forth in the Schedule 14C Information Statement, on December 21, 2006, the following shareholders, who collectively owned approximately 65.94% of our common stock, consented in writing, in lieu of a meeting, to the proposed actions:

Name	Shares	Percentage

Umesh Patel	18,777,808	28.48%
Al Jinnah	3,306,117	5.02%
Linear Group, LLC	3,000,000	4.60%
Clayton Duxbury	3,000,000	4.60%
Digital Learning Management	603,000	0.90%
Shokan Environmental	3,000,000	4.60%
TMD Consulting	3,000,000	4.60%
Faisel Khan	4,845,000	7.40%
Osman Khan	3,045,291	4.60%
Brad Stewart	180,000	0.27%
Total	43,057,216	65.07%

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
February 1, 2007

The identity and relationship of each such shareholder is as follows:

•	Umesh Patel is the Company’s president and director.
•	Al Jinnah is the Company’s secretary and director.
•	Linear Group, LLC is owned by Brad Stewart (see below)
•	Clayton Duxbury is a private investor.
•	Digital Learning Management is a subsidiary of the Registrant whose shares are voted by the Board of the Registrant.
•	Shokan Environmental - Brad Stewart is an officer of Shokan. He told them about the opportunity with Digital Learning Management.
•	TMD Consulting is also owned by Brad Stewart (see below).
•	Faisel and Osman Kahn were original shareholders of Digital before it went public and have remained close associates with Umesh Patel since then.
•
Brad Stewart individually and through his companies (Linear Group and TMD consulting) has been an investor in the Digital for about 3 years now. Umesh Patel sometimes consults with Mr. Stewart about business decisions. A contact person of Mr. Stewart at one of Digital's vendors firm introduced Yongxin to Messrs. Patel and Stewart whereupon Mr. Stewart assisted with some of the details of the transaction.

An exemption to the proxy registration rules is found in Rule 14a-2(b)(2), which permits a person (including board members) to solicit stockholders without having to comply with all of the proxy registration rules “where the total number of persons solicited is not more than ten.” 17 C.F.R. § 240.14a-2(b)(2). See, Crouch v. Prior, 905 F. Supp. 248, 255 (Dist. Court of the Virgin Islands, 1995).

In the case where proxies are not being solicited, either because the majority has the vote or because it is executing a written consent which does not require unanimity, such as in Delaware, Regulation 14C will apply and require delivery of an information statement, at least 20 days prior to the action becoming effective. Again, under Rule 14a-2, an acquiring corporation should be able to avoid a solicitation subject to Regulation 14A by approaching no more than ten stockholders.

1.    Based on the application of the foregoing authority to the facts at hand, Digital has the authority to file a Schedule 14C Information Statement.
2.    The amendment reflects the requested change.
3.    The amendment reflects the requested change
4.    The amendment reflects the requested change.
5.    Yes, the company intends to issue up to 51 million shares of common stock in Yongxin transaction.
6.    The amendment reflects the requested change.
7.    NASDAQ was informed of the reverse stock split on January 4, 2007, greater than 10 days prior to the effective date. In addition, we will continue to consult Rule 10b-17 in connection with the reverse stock split.
8.    We respectfully disagree with the conclusion that this transaction falls under Item 14 of Schedule 14A thereby requiring full detailed disclosure and financial statements. We believe that the transaction falls within the rules for an information statement under Regulation 14C, not a proxy statement under Regulation 14C. In addition, we note that the Registrant is not required to file financial statements for Yongxin until 71 days from the closing of the transaction. Nevertheless, we have included herewith as part of the amended Schedule 14C, the financial statements as provided by Yongxin.
9.    The amendment reflects the requested change.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
February 1, 2007

10.   The amendment reflects the requested change.
11.   The amendment reflects the requested change.

We look forward to your review of Amendment No. 1 and the foregoing responses.

Legal & Compliance, LLC

By: /s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH